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[CONVERGENT GROUP LOGO]                                                     MEMO


DATE:  November 3, 2000

TO: All current option holders intending to exercise part or all of their options and submit the resultant shares in the Tender Offer

FROM:  Bryan Mileger


Attached please find an Exercise Form and Agreement that will allow you to accomplish two things:

     1. Exercise your options for those shares you plan on selling in the Tender Offer. This will permit you to exercise your options without coming out of pocket up-front for the exercise price except for the par value of each share of $.001.

     2. Your shares will be submitted through me as the corporate nominee in the Tender Offer and you will receive by check your net proceeds after deducting the remaining Exercise Price and withholding taxes due upon closing of the Tender.

You will also find W-9 instructions and a form to complete.

Also attached is the Offer to Purchase shares which briefly explains the transaction. Please note this is for informational purposes only.

If you wish to exercise some or all of your options, please complete the attached Form of Exercise and W-9 information and return it along with your appropriate certificates(s) to Bob Preis no later than November 15. Note there are two different forms: one for pre- 1 for 2 reverse split options and one for options that were 1 for 2 reverse split affected. If you have multiple exercise prices, please use a separate Form of Exercise for each group.

We are developing a communication plan to commence Monday, November 6, to assist you in completing this information.


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